Exhibit 99.1

GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2021 and 2020

Expressed in US Dollars

(Unaudited)

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$45,464	$63,396
Restricted cash	1,025	1,024
Trade and other receivables (note 4)	16,059	15,644
Inventories (note 5)	34,163	33,743
Other current assets (note 6)	8,044	5,675
	104,755	119,482
Other receivables (note 4)	7,696	11,836
Mineral properties, plant and equipment (note 7)	107,337	110,559
Exploration and evaluation assets	26,359	26,334
Other assets (note 8)	12,207	12,209
	$258,354	$280,420

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 9(a))	$49,258	$53,221
Current portion of borrowings (note 10)	26,527	30,933
Derivative liabilities (note 11)	—	2,974
Reclamation and remediation provisions - current	3,714	958
	79,499	88,086
Other liabilities (note 9(b))	6,015	6,117
Borrowings (note 10)	1,111	2,465
Reclamation and remediation provisions	62,870	67,367
Deferred tax liabilities	4,468	4,682
	153,963	168,717
Shareholders’ equity:
Share capital (note 12)	268,916	268,872
Reserves	4,579	11,604
Deficit	(169,104)	(168,773)
	104,391	111,703
	$258,354	$280,420

The accompanying notes are an integral part of these consolidated financial statements.

Commitments and contingencies (note 18)

Approved by the Board of Directors

“David Garofalo”	“Elise Rees”
David Garofalo, Director	Elise Rees, Director

1

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, except per share amounts - Unaudited)

For the three months ended March 31, 2021 and 2020

	Three months ended March 31,
	2021	2020
Revenue (note 13)	$52,570	$48,050

Cost of sales
Production costs (note 14)	32,744	33,849
Amortization and depletion	8,797	8,231
	41,541	42,080

Mine operating earnings	11,029	5,970

General and administrative expenses (note 15)	4,387	3,594

Exploration, evaluation, and development expenses
Exploration and evaluation expenses (note 16)	2,612	2,907
Mine development costs	889	564
Change in reclamation and remediation provisions	(5)	24
	3,496	3,495

Care and maintenance costs	—	229

Operating earnings (loss)	3,146	(1,348)

Finance and other income (expense)
Finance income	68	105
Finance expense	(868)	(788)
Other expense (note 17)	(2,326)	(38,465)
	(3,126)	(39,148)

Income (loss) before income taxes	20	(40,496)

Income tax expense (recovery)	351	(32)

Net loss for the period	$(331)	$(40,464)

Earnings (loss) per share - basic (note 12(d))	$(0.00)	$(0.13)
Earnings (loss) per share - diluted (note 12(d))	$(0.00)	$(0.13)

The accompanying notes are an integral part of these consolidated financial statements.

2

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three months ended March 31, 2021 and 2020

	Three months ended March 31,
	2021	2020

Net loss for the period	$(331)	$(40,464)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(7,575)	(5,032)
Change in fair value of financial assets designated as fair value through OCI, net of tax	—	1
	(7,575)	(5,031)

Total comprehensive loss for the period	$(7,906)	$(45,495)

The accompanying notes are an integral part of these consolidated financial statements.

3

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars, except number of common shares - Unaudited)

For the three months ended March 31, 2021 and 2020

	Share capital		Reserves
	Number of common shares (000s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Deficit	Total shareholders’ equity
Balance, January 1, 2020	311,941	$252,186	$20,575	$(2,972)	$(183)	$17,420	$(169,107)	$100,499
Share options exercised	11	7	(2)	—	—	(2)	—	5
Share-based compensation	—	—	176	—	—	176	—	176
Comprehensive income (loss)	—	—	—	(5,032)	1	(5,031)	(40,464)	(45,495)
Balance, March 31, 2020	311,952	$252,193	$20,749	$(8,004)	$(182)	$12,563	$(209,571)	$55,185

Balance, January 1, 2021	355,033	$268,872	$21,815	$(10,029)	$(182)	$11,604	$(168,773)	$111,703
Restricted and deferred share units settled	38	37	(37)	—	—	(37)	—	—
Share options exercised	6	7	(2)	—	—	(2)	—	5
Share-based compensation	—	—	589	—	—	589	—	589
Comprehensive income (loss)	—	—	—	(7,575)	—	(7,575)	(331)	(7,906)
Balance, March 31, 2021	355,077	$268,916	$22,365	$(17,604)	$(182)	$4,579	$(169,104)	$104,391

The accompanying notes are an integral part of these consolidated financial statements.

4

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars - Unaudited)

For the three months ended March 31, 2021 and 2020

	Three months ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss for the period	$(331)	$(40,464)
Items not involving cash:
Amortization and depletion	8,906	8,343
Change in reclamation and remediation provision	(5)	24
Loss on derivative instruments	572	26,045
Unrealized foreign exchange loss (gain)	(185)	9,129
Income tax expense (recovery)	351	(32)
Share-based compensation	589	176
Other non-cash items (note 20(a))	1,423	1,520
Interest received	68	105
Interest paid	(452)	(781)
Settlement of derivative instruments	(3,546)	(2,434)
Income taxes paid	(101)	(737)
	7,289	894
Changes in non-cash working capital:
Trade and other receivables	1,687	2,036
Inventories	(2,691)	(53)
Other current assets	(2,463)	(2,959)
Trade payables and accrued liabilities	(1,494)	11,840
Net cash provided by operating activities	2,328	11,758

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	(2)	7
Additions to mineral properties, plant and equipment	(12,990)	(16,432)
Net cash provided by (used in) investing activities	(12,992)	(16,425)

Cash flows from financing activities:
Payment of lease liabilities	(1,456)	(1,641)
Proceeds from borrowings	2,650	17,350
Repayment of borrowings	(8,442)	(7,642)
Proceeds from exercise of share options	5	5
Net cash provided by (used in) financing activities	(7,243)	8,072

Effect of foreign currency translation on cash and cash equivalents	(25)	(1,580)

Increase (decrease) in cash and cash equivalents	(17,932)	1,825
Cash and cash equivalents, beginning of period	63,396	36,970
Cash and cash equivalents, end of period	$45,464	$38,795

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information (note 20)

5

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

1.	NATURE OF OPERATIONS

Great Panther Mining Limited (“Great Panther” or the “Company”) is a public company listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 - 200 Granville Street, Vancouver, BC.

The Company has three wholly owned mining operations including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”) and the Cata processing plant, which produces silver and gold concentrates.

The Company also wholly owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company filed a positive Preliminary Economic Assessment (“PEA”) on Coricancha in May 2018, and in July 2018, commenced a trial stope and bulk sample program (“BSP”) to further de-risk the project. The BSP was completed in June 2019 and the Company continues to evaluate a restart of Coricancha.

The Company has a portfolio of exploration projects. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus respiratory disease (“COVID-19”). The Company continues to closely monitor the developments of COVID-19, and its variants, with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The worldwide spread of COVID-19 is prompting governments to implement different measures to curb the spread of COVID-19 regularly. During this period of uncertainty, the Company’s priority is to continue to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to the business continuity. As the extent and duration of the impacts from COVID-19 remain unclear, the Company’s estimates and assumptions may evolve as conditions change. Actual results could differ significantly from those estimates.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended December 31, 2020. The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the most recent annual consolidated financial statements. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the most recent annual consolidated financial statements.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on May 5, 2021.

6

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

3.	Accounting standards issued and adopted on January 1, 2021
(a)	New and amended IFRS standards not yet effective

New accounting standards and interpretations that have been published are not mandatory for the current period and have not been early adopted. The remaining standards are not expected to have a material impact on the Company.

4.	TRADE AND OTHER RECEIVABLES
	March 31, 2021	December 31, 2020
Current
Trade receivables	$3,337	$2,011
Value-added tax receivable	3,836	3,839
PIS / COFINS - Brazil (a)	7,955	8,732
Judicial deposits - Brazil	275	302
Other	656	760
	16,059	15,644
Non-Current
PIS / COFINS - Brazil (a)	5,162	9,058
Income taxes recoverable - Brazil	2,521	2,764
Other	13	14
	$7,696	$11,836
(a)	PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazilian federal taxes that apply to all companies in the private sector. PIS is a mandatory employer contribution to an employee savings initiative, and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on monthly gross revenues. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes; however, the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables.

The Company continues to pursue the refund of its PIS/COFINS receivables. To the extent the Company is unable to receive refunds for all of its PIS/COFINS assets, the Company expects that PIS/COFINS assets will be recovered through the Company generating future Brazilian federal tax liabilities, which can be offset against the Company’s PIS/COFINS assets if the Company elects to do so.

7

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

5.	INVENTORIES
	March 31, 2021	December 31, 2020
Concentrate	$1,014	$578
Ore stockpiles	12,257	11,562
Materials and supplies	18,090	18,538
Gold in circuit	891	1,266
Gold bullion	1,907	1,794
Silver bullion	4	5
	$34,163	$33,743

During the three months ended March 31, 2021, the inventory recognized as cost of sales was $39.4 million (2020 - $32.9 million), which includes production costs and amortization and depletion directly attributable to the inventory production process.

6.	OTHER CURRENT ASSETS
	March 31, 2021	December 31, 2020
Prepaid expenses and deposits	$6,037	$3,569
Reimbursement rights (note 8(a))	1,918	1,918
Other current assets	89	188
	$8,044	$5,675

8

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
	Mineral properties – depletable	Mineral properties – non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of- use assets	Total
Cost
Balance, January 1, 2021	$88,162	$33,869	$76,081	$23,797	$5,507	$18,905	$246,321
Additions	11,842	—	708	402	39	2,288	15,279
Change in remediation provision	(255)	—	(112)	—	—	—	(367)
Foreign exchange translation difference	(4,814)	(2,976)	(3,284)	(1,841)	(51)	(1,501)	(14,467)
Balance, March 31, 2021	$94,935	$30,893	$73,393	$22,358	$5,495	$19,692	$246,766

Accumulated depreciation
Balance, January 1, 2021	$53,625	$—	$56,918	$9,343	$4,933	$10,943	$135,762
Amortization and depletion	5,774	—	1,324	949	66	1,207	9,320
Foreign exchange translation difference	(1,862)	—	(2,124)	(691)	(41)	(935)	(5,653)
Balance, March 31, 2021	$57,537	$—	$56,118	$9,601	$4,958	$11,215	$139,429

Carrying value, March 31, 2021	$37,398	$30,893	$17,275	$12,757	$537	$8,477	$107,337

	Mineral properties – depletable	Mineral properties – non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of- use assets	Total
Cost
Balance, January 1, 2020	$58,237	$43,186	$83,335	$22,548	$5,636	$22,685	$235,627
Additions	32,754	—	3,499	5,692	3	890	42,838
Change in remediation provision	3,546	—	(342)	—	—	—	3,204
Foreign exchange translation difference	(6,375)	(9,317)	(10,411)	(4,443)	(132)	(4,670)	(35,348)
Balance, December 31, 2020	$88,162	$33,869	$76,081	$23,797	$5,507	$18,905	$246,321

Accumulated depreciation
Balance, January 1, 2020	$38,964	$—	$44,769	$5,726	$4,549	$7,809	$101,817
Amortization and depletion	15,790	—	15,435	4,508	430	4,881	41,044
Foreign exchange translation difference	(1,129)	—	(3,286)	(891)	(46)	(1,747)	(7,099)
Balance, December 31, 2020	$53,625	$—	$56,918	$9,343	$4,933	$10,943	$135,762

Carrying value, December 31, 2020	$34,537	$33,869	$19,163	$14,454	$574	$7,962	$110,559

9

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

(a)	Leases
i)	Right-of-use assets
	Mining equipment	Power generators	Vehicles	Office & Communication	Land easements	Total
Balance, January 1, 2021	$3,925	$2,508	$476	$478	$575	$7,962
Additions	2,169	—	119	—	—	2,288
Amortization and depletion	(687)	(334)	(116)	(36)	(34)	(1,207)
Foreign exchange translation difference	(333)	(200)	(32)	(1)	—	(566)
Balance, March 31, 2021	$5,074	$1,974	$447	$441	$541	$8,477

	Mining equipment	Power generators	Vehicles	Office & Communication	Land easements	Total
Balance, January 1, 2020	$7,376	$5,035	$1,095	$658	$712	$14,876
Additions	801	—	—	89	—	890
Amortization and depletion	(2,663)	(1,437)	(378)	(266)	(137)	(4,881)
Foreign exchange translation difference	(1,589)	(1,090)	(241)	(3)	—	(2,923)
Balance, December 31, 2020	$3,925	$2,508	$476	$478	$575	$7,962

ii)	Lease liabilities
	March 31, 2021	December 31, 2020
Maturity analysis - contractual undiscounted cash flows
Less than one year	$6,570	$5,855
One to five years	5,753	5,475
More than five years	92	98
Total undiscounted lease liabilities	12,415	11,428
Lease liabilities in the Consolidated Statement of Financial Position	11,389	11,221
Current (note 9 (a))	5,566	5,296
Non-current (note 9 (b))	$5,823	$5,925

10

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

iii)	Amount recognized in the Consolidated Statements of Comprehensive Income
	Three months ended March 31,
	2021	2020
Interest on lease liabilities	$215	$352
Variable lease payments not included in the measurement of lease liabilities	13,085	14,399
Expenses relating to short-term leases	6,521	4,588
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	2	4

The Company has elected not to separate the lease component from the non-lease component for short-term leases that have a lease term of less than one year.

8.	OTHER ASSETS
	March 31, 2021	December 31, 2020
Reimbursement rights (a)	$12,179	$12,178
Restricted cash	28	31
	$12,207	$12,209
(a)	Reimbursement rights

Pursuant to the acquisition of Coricancha, the vendors, Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited), agreed to reimburse the Company for:

•	the cost of movement and reclamation of certain legacy tailings facilities should the regulatory authorities require these to be moved, up to a maximum of $20.0 million; and
•	all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million.
9.	TRADE PAYABLES AND ACCRUED LIABILITIES AND OTHER LIABILITIES
(a)	Trade payables and accrued liabilities
	March 31, 2021	December 31, 2020
Trade payables	$20,704	$27,478
Accrued liabilities	17,840	14,758
Taxes payable	3,250	3,306
Lease liabilities	5,566	5,296
Other payables	1,898	2,383
	$49,258	$53,221

11

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

(b)	Other liabilities
	March 31, 2021	December 31, 2020
Lease liabilities	$5,823	$5,925
Accrued liabilities	192	192
	$6,015	$6,117

12

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

10.	BORROWINGS
	MACA	Unsecured bank facilities	Bradesco	Samsung	Total
Balance, January 1, 2021	$3,010	$17,516	$2,404	$10,468	$33,398
Borrowings	—	2,650	—	—	2,650
Interest accrued	18	229	65	121	433
Principal repayments	(2,852)	(2,900)	(278)	(2,412)	(8,442)
Interest payments	(42)	(117)	(94)	(127)	(380)
Foreign exchange	(21)	—	—	—	(21)
Balance, March 31, 2021	$113	$17,378	$2,097	$8,050	$27,638
Current	$113	$17,378	$986	$8,050	$26,527
Non-current	$—	$—	$1,111	$—	$1,111

(a)	Unsecured bank facilities

The Company has unsecured, revolving, interest-bearing bank facilities totalling $17.4 million. The unsecured bank facilities are denominated in US dollars (“USD”) and are interest bearing at a weighted average fixed interest rate of 5.4% per annum and are repayable through January 2022.

(b)	Bradesco

On March 11, 2020, the Company received a USD denominated loan from Bradesco in the amount of $10.0 million, with net loan proceeds of $2.5 million as $7.5 million is required to be retained as cash collateral. The loan matures on February 24, 2023, and is required to be repaid in nine quarterly repayments of $1.1 million commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing March 5, 2021. The loan principal of $10.0 million bears interest at 3.7% per annum, and the cash collateral of $7.5 million bears interest from 1.55% to 2.40% per annum. The cash collateral of $7.5 million has been netted against the $10.0 million borrowings at March 31, 2021.

(c)	Samsung

On January 6, 2020, the Company entered an $11.3 million gold doré prepayment agreement with Samsung (the “Agreement”). In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano, Samsung has agreed to advance $11.3 million (the “Advance”) to Great Panther. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance is repayable in equal monthly instalments of $0.8 million which commenced December 2020 and continue to January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung with a right of offer for concentrates produced from Coricancha in certain circumstances.

13

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

11.	FINANCIAL INSTRUMENTS

At March 31, 2021, the fair value of the Company’s long-term borrowings approximates their carrying values measured based on the level 2 of the fair value hierarchy.

The fair value of other financial instruments approximates their carrying values due to their short-term nature.

The Company had no outstanding non-deliverable forward foreign exchange contracts for Brazilian real (“BRL”) against USD at March 31, 2021. At December 31, 2020, the Company had BRL 88.2 million of non-deliverable forward foreign exchange contracts for which the fair value of these contracts resulted in a liability of $3.0 million.

12.	SHARE CAPITAL
(a)	Share options
	Three months ended March 31,
	2021			2020
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	9,709	C$	1.00	8,315	C$	1.20
Granted	2,340		1.04	—		—
Forfeited/Expired	(374)		1.19	(425)		1.23
Exercised	(6)		1.04	(11)		0.65
Outstanding, March 31	11,669	C$	1.00	7,879	C$	1.20
Exercisable, March 31	3,391	C$	1.61	5,096	C$	1.24

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.54 to $0.62	4,427	4.02	—	C$	-
C$0.63 to $1.10	4,367	4.30	684		0.97
C$1.11 to $1.62	1,374	2.32	1,206		1.48
C$1.63 to $2.19	1,501	0.63	1,501		2.00
	11,669	3.49	3,391	C$	1.61

During the three months ended March 31, 2021, the Company recorded share-based compensation expense relating to share options of $0.2 million (2020 - $0.1 million).

The weighted average fair value of options granted during the three months ended March 31, 2021, was C$0.49 (2020 - nil). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

14

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

	2021	2020
Risk-free interest rate	0.54%	Nil
Expected life (years)	3.14	Nil
Annualized volatility	71%	Nil
Forfeiture rate	20%	Nil

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

(b)	Restricted share units ("RSUs"), Performance based restricted share unit (“PSUs”) and Deferred share units ("DSUs")

The following table summarizes information about the RSUs outstanding at March 31, 2021 and 2020:

	Three months ended March 31, 2021			Three months ended March 31, 2020
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,911,434	C$	0.70	1,243,530	C$	1.19
Granted	776,270		1.04	—		—
Settled	(37,867)		1.41	—		—
Cancelled	(109,400)		0.65	(98,399)		1.15
Outstanding at March 31	2,540,437	C$	0.80	1,145,131	C$	1.20

The following table summarizes information about the PSUs outstanding at March 31, 2021, and 2020:

	Three months ended March 31, 2021			Three months ended March 31, 2020
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,904,500	C$	0.70	531,000	C$	1.14
Granted	780,968		1.04	—		—
Cancelled	(94,400)		0.58	(71,100)		1.03
Outstanding at March 31	2,591,068	C$	0.80	459,900	C$	1.15

The following table summarizes information about the DSUs outstanding at March 31, 2021, and 2020:

15

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

	Three months ended March 31, 2021			Three months ended March 31, 2020
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	2,420,189	C$	0.78	946,150	C$	1.19
Granted	341,559		1.04	—		—
Outstanding at March 31	2,761,748	C$	0.81	946,150	C$	1.19

During the three months ended March 31, 2021, the Company recorded share-based compensation expense relating to RSUs, PSUs, and DSUs of $0.4 million (2020 - $0.1 million).

(c)	Share purchase warrants

The Company has issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share. 6,321,695 share purchase warrants have an expiry date of May 17, 2022, and 3,428,032 share purchase warrants have an expiry date of June 27, 2022.

(d)	Earnings (loss) per share
	Three months ended March 31
	2021	2020
Income (loss) attributable to equity owners	$(311)	$(40,464)
Weighted average number of shares (000's)	355,067	311,948
Earnings (loss) per share ‒ basic and diluted	$(0.00)	$(0.13)

Anti-dilutive share purchase options, warrants, deferred share units, restricted share units and performance share units have not been included in the diluted earnings per share calculation.

13.	Revenue

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by the geographic location of the Company’s mines and major products.

16

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

	Three months ended March 31,
	2021			2020
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$40,455	$3,270	$43,725	$37,996	$4,187	$42,183
Silver	81	8,090	8,171	56	5,824	5,880
Lead	—	855	855	—	688	688
Zinc	—	1,245	1,245	—	1,059	1,059
Ore processing revenue	—	—	—	—	34	34
Smelting and refining charges	(13)	(1,224)	(1,237)	(18)	(1,265)	(1,283)
Revenue from contracts with customers	$40,523	$12,236	$52,759	$38,034	$10,527	$48,561
Changes in fair value from provisional pricing	—	(189)	(189)	—	(511)	(511)
Total revenue	$40,523	$12,047	$52,570	$38,034	$10,016	$48,050

The amount of revenue recognized in the three months ended March 31, 2021, from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods was a reduction of revenue of $0.2 million. At March 31, 2021, the Company had $5.3 million in revenue subject to provisional pricing in relation to the sale of concentrates.

17

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

14.	PRODUCTION COSTS
	Three months ended March 31,
	2021	2020
Raw materials and consumables	$12,056	$10,572
Salaries and employee benefits	4,541	4,196
Contractors	13,968	14,497
Repairs and maintenance	287	323
Site administration	998	1,042
Royalties	1,119	1,077
Mining duties	54	48
Share-based compensation	100	47
	33,123	31,802
Change in inventories	(379)	2,047
Total production costs	$32,744	$33,849

15.	GENERAL AND ADMINISTRATIVE EXPENSES
	Three months ended March 31,
	2021	2020
Salaries and employee benefits	$1,911	$1,573
Professional fees	289	497
Office and other expenses	1,627	1,309
Amortization	109	112
Share-based compensation	451	103
Total general and administrative expenses	$4,387	$3,594

16.	EXPLORATION AND EVALUATION EXPENSES
	Three months ended March 31,
	2021	2020
Salaries and employee benefits	$547	$661
Raw materials and consumables	336	15
Professional fees	1,140	1,647
Office and other expenses	551	558
Share-based compensation	38	26
Total exploration and evaluation expenses	$2,612	$2,907

18

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

17.	OTHER EXPENSE
	Three months ended March 31,
	2021	2020
Accretion expense	$623	$837
Loss on derivative instruments	572	26,045
Foreign exchange loss	864	10,768
Other expense	267	815
	$2,326	$38,465

18.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

As at March 31, 2021, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$3	$3	$—	$—	$—
Drilling services	1,527	1,527	—	—	—
Equipment purchases	293	293	—	—	—
Total commitments	$1,824	$1,824	$—	$—	$—

On June 29, 2020, the Company announced it had reached an agreement with Nyrstar and NN2 Newco Limited, the parent of the Nyrstar entities, to amend certain agreements (the “Amending Agreements”) in respect of the Company’s remediation obligations in connection with Great Panther’s 2017 acquisition of Coricancha from Nyrstar. The Amending Agreements include amendments to the Share Purchase Agreement under which the Company purchased Coricancha from Nyrstar and the related agreement for Coricancha under which Nyrstar agreed to fund a portion of the bond to secure remediation costs for Coricancha in the future in respect of a permanent closure of the mine.

Under the Amending Agreements, Nyrstar has agreed to extend its requirement to post remediation bond obligations as security for closure costs at Coricancha beyond the original June 30, 2020 expiry date. The Amending Agreements provide that Nyrstar will maintain a $7.0 million bond (previously $9.7 million) until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther’s funding requirements for these amounts until June 30, 2022, unless Great Panther decides to permanently close Coricancha. The Company has provided 80% collateral in the form of a deposit to cover its additional $2.7 million bond requirement as of June 30, 2020, and in June 2017 also funded the $1.2 million increase in bond closure amount required by the MEM at that time. As at March 31, 2021, the total bond amount required by the Ministerio de Energía y Minas de Perú (the “MEM”) was $10.9 million, of which Nyrstar is responsible for $7.0 million and the Company is responsible for $3.9 million as described above.

If a decision to permanently close the mine is made, Nyrstar will fund closure costs up to the revised amount of its bond funding obligation, and Coricancha will be required to post the full amount of the required remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then Coricancha will likewise be required to post the full amount of the required reclamation bond. Nrystar’s obligation to indemnify the Company for up to $20.0 million for closure of Cancha 1 and 2 tailings storage facilities is not changed by the Company’s decision regarding Coricancha’s future operating plans.

19

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

(b)	Contingencies
i)	GMC

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua (“CONAGUA”), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility (“TSF”) at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing TSF (Lifts 18 and 19). This was accepted by SEMARNAT subject to approval by CONAGUA and in February 2019 CONAGUA requested additional technical information.

The Company has been working with permitting authorities to expand the capacity of the GMC’s existing TSF. In parallel, the Company has completed its review to identify technical alternatives to extend its tailings storage capacity utilizing existing permits and has begun modifying the tailings discharge using cyclones to extend the permitted tailings capacity until June 30, 2021. This will allow more time for receipt of the pending expansion approval; however, if the expansion approval of the TSF has not been received prior to June 30, 2021, or is conditioned so that additional permits are required, then the Company may need to cease milling operations at the GMC until receipt of the CONAGUA expansion approval or the satisfaction of such conditions. Alternatively, the GMC may enter into toll milling agreements with nearby operations with excess processing and tailings storage capacity.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined through its own undertakings that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC’s TSF. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations but cannot provide complete assurance that there is no risk in this regard. In the fourth quarter of 2019, the Company received the authorization to discharge wastewater from San Ignacio.

(ii)	Topia

Topia was accepted into a voluntary environmental audit program supported by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente (“PROFEPA”). Devised as a cooperative management strategy, the audit commenced in 2017. The Company completed remediating the important environmental legacy issues but has not reached full compliance with the audit within the time-frame proposed. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

On March 9, 2020, the Company disclosed it ceased depositing tailings on the Topia Phase II TSF following a recommendation from the Company's independent tailings management and geotechnical consultants. This was due to an increase in the rate of movement in the material below the TSF that was assumed to be related to an increase in groundwater pressures. During the suspension of non-essential activities due to COVID-19, Great Panther continued monitoring the conditions on Phase I and Phase II and installed additional geotechnical instrumentation. Additionally, tests were carried out to determine the state of the tailings in Phase I and extensive work was carried out to identify the source and reduce the flow of water into the base of the TSF. Consequently, Phase II was restarted on the basis of positive results of monitoring and a stacking plan for Phase II received from a third-party consultant with strict control on sequence and compaction level. The Company has also received the required permit for Phase III, which is expected to be available for use after constructing retaining walls and erosion controls around the base of the facility. This construction work in Phase III is ongoing. For tailings storage in the longer term, a site for Phase IV has been identified and a proposal is being prepared to start formal negotiations with the landowner.

20

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

There is no assurance that any remediation plan for Phase I or that the stacking plan for Phase II will be successful in preventing further movement of the tailings. Any movement of the material underlying the TSF could result in significant environmental damage, potential loss of life and property and consequential liability to the Company.

(iii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental (“OEFA”), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería (“OSINERGMIN”), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Fines and sanctions

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million. Accordingly, a reimbursement right in the amount of $1.5 million has been recorded in respect of the following fines or sanctions:

•	$1.3 million for fines and sanctions that may be levied by OSINERGMIN. Also, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.
•	$0.2 million for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

The Company has accrued for and recorded a further reimbursement right of $0.4 million for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the MEM, the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. To protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities and to request the MEM issue a decision of the proposed modification to the remediation plan for legacy tailings, the Company initiated a Constitutional Case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. The Company was notified of a second instance decision in the Constitutional Case to dismiss the Constitutional Case. The Company expects that the related injunction will be cancelled in the near future. While the Company has appealed the Constitutional Case proceeding decision, it has been advised that it will not be possible to appeal the cancellation of the injunction. The cancellation of the injunction will expose the Company to potential fines, penalties, regulatory action or charges from government authorities. The decision requests that the MEM issue a technical report evaluating the proposed modifications to the remediation plan within two months of the decision. Separately, the Company plans to develop alternatives to propose to MEM to allow for the full reclamation while preserving the stability of the surrounding areas. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

21

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

(iv)	Tucano

Various claims related to Brazil indirect taxes and labour matters

As a result of the Acquisition, the Company has various litigation claims for a number of governmental assessments pertaining to indirect taxes and labour disputes associated with former employees and contract labour in Brazil.

The indirect tax matter principally relates to claims for the state sales tax, Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”), which are mostly related to rate differences. For these claims, the possibility of loss was not considered probable by the Company’s Brazilian attorneys and no provision has been recognized.

The labour matters principally relate to claims made by former employees and contract labour for the equivalent payment of all social security and other related labour benefits, as well as consequential tax claims, as if they were regular employees. As of March 31, 2021, the items for which a loss was probable related to the labour disputes, inclusive of any related interest, amounted to approximately $1.7 million, for which a provision was recognized.

In connection with the above proceedings, a total of $0.3 million (December 31, 2020 - $0.3 million) of escrow cash deposits were made as of March 31, 2021 (note 4). Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

Environmental damages - William Creek

In May 2009, the State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of Zamin Amapá Mineração (“Zamin”) and Tucano mines. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered Tucano to pay a fine of approximately $1.1 million (BRL 6.0 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. As at March 31, 2021, the updated value with interest and inflation is approximately $5.3 million (BRL 30.3 million). The Company is in the process of appealing. Based on legal advice received, the best estimate of the loss is less than the full amount claimed and the Company has accrued the best estimate of the cost to settle the claim.

Archaeological sites damage

In May 2016 and June 2016, the Brazilian Federal Public Prosecutor (“MPF”) filed public civil actions seeking compensation to be paid by Zamin, the State of Amapá and Tucano for damages to 34 archaeological sites as a result of activities in 2006-2009 at the Amapá-MMX Iron Ore Project currently owned by Zamin and as a result of activities in 2004-2010 at the Amapari Project and for the State of Amapá failing to take proper action during the environmental licensing procedures (the “Archaeological Civil Actions”). During the three months ended December 31, 2020, the sixth Lower Court in the Judiciary Section of the State of Amapá ratified a settlement agreement between Tucano and the MPF in respect of the Archeological Civil Actions (the “Settlement Agreement”). Under the terms of the Settlement Agreement, as full and final settlement of the Archaeological Civil Actions, Tucano agreed to earmark BRL 8.0 million, no later than December 31, 2021, for implementation of socio-environmental measures for the benefit of the State of Amapá community, including a combination of community food donations in the first three months following ratification and those socio-environmental measures defined by mutual agreement of Tucano and MPF for the benefit of the communities in the Municipalities of Pedra Branca do Amapari and Serra do Navio funded in the second half of 2021. The Instituto do Patrimônio Histórico e Artístico Nacional - Historic and Artistic National Heritage Institute (“IPHAN”) have sought clarification of the settlement agreement requesting certain of the settlement funds be designated specifically to IPHAN.

22

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

In related proceedings, Tucano is in the process of appealing fines and damages arising in the Federal Court of Appeal. The likelihood of total loss is not considered probable based on legal advice received. However, the best estimate of the loss is less than the full amount claimed and the Company has accrued the best estimate of costs to settle the claim.

Cyanide usage

In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4.0 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a Federal Superior Labour Court all aspects of the regional labour court decision. In March 2020, it was accepted that the appeal, exclusively with respect to whether or not the use of cyanide may continue, be admitted for consideration by the Federal Superior Labour Court and the balance of the decision has not yet been accepted for consideration and is under appeal. Tucano is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit. As the matter progresses, the Company will review its assessment.

19.	RELATED PARTY TRANSACTIONS

Other than transactions in the normal course of business with key management personnel, the Company had no transaction between related parties in the three months ended March 31, 2021, and 2020. Severance in the amount of $0.6 million were paid during the quarter ended March 31, 2021 (2020 - nil).

20.	SUPPLEMENTAL CASH FLOW INFORMATION
(a)	Other non-cash items
	Three months ended March 31,
	2021	2020
Accretion	$623	$837
Finance expense	868	788
Finance income	(68)	(105)
	$1,423	$1,520

23

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

(b)	Non-cash investing and financing activities

	Three months ended March 31,
	2021	2020
Change in reclamation and remediation provision included within mineral properties, plant and equipment and exploration and evaluation assets	$322	$502
Change in lease liability related to right-of-use assets	2,288	43
21.	OPERATING SEGMENTS

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates Tucano, the GMC and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha, and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate for refining off-site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s mineral exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended March 31, 2021
External revenue	$—	$5,849	$6,198	$—	$—	$40,523	$52,570
Intersegment revenue	40,107	—	—	—	—	(40,107)	—
Amortization and depletion	7,845	128	827	42	—	64	8,906
Exploration and evaluation expenses	100	792	124	1,359	116	121	2,612
Non-cash change in reclamation and remediation provision	—	(5)	—	—	—	—	(5)
Finance income	39	—	—	3	—	26	68
Finance expense	640	—	—	92	—	136	868
Income (loss) before income taxes	7,137	(1,344)	535	(1,805)	(96)	(4,407)	20
Income tax expense	135	148	68	—	—	—	351
Net income (loss)	7,002	(1,492)	467	(1,805)	(96)	(4,407)	(331)
Additions to non-current assets	12,751	1,180	982	45	—	—	14,958

As at March 31, 2021
Total assets	$162,391	$5,942	$16,024	$44,017	$2,121	$27,858	$258,354
Total liabilities	$77,190	$16,688	$2,384	$43,181	$510	$14,010	$153,963

24

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three months ended March 31, 2021 and 2020 (Unaudited)

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended March 31, 2020
External revenue	$—	$6,064	$3,951	$—	$—	$38,035	$48,050
Intersegment revenue	37,391	—	—	—	—	(37,391)	—
Amortization and depletion	7,212	349	668	49	—	65	8,343
Exploration and evaluation expenses	361	461	97	1,801	97	90	2,907
Non-cash change in reclamation and remediation provision	—	24	—	—	—	—	24
Care and maintenance costs	—	229	—	—	—	—	229
Interest income	1	—	—	—	—	104	105
Finance costs	485	—	—	—	—	303	788
Loss before income taxes	(11,453)	(280)	(988)	(1,804)	241	(26,212)	(40,496)
Income tax expense (recovery)	—	(26)	(14)	—	—	8	(32)
Net loss	(11,453)	(254)	(974)	(1,804)	241	(26,220)	(40,464)
Additions to non-current assets	16,031	621	936	(653)	—	43	16,978

As at March 31, 2020
Total assets	$145,399	$6,126	$13,782	$27,938	$2,127	$43,219	$238,591
Total liabilities	$90,938	$13,321	$2,349	$29,378	$1	$47,419	$183,406

25